COWEN GROUP, INC.

599 Lexington Avenue

New York, New York 10022

May 3, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention:  Adam F. Turk, Attorney-Advisor

Duc Dang, Attorney-Advisor

Re:	Cowen Group, Inc.
Registration Statement on Form S-4 (Registration No. 333-173223)

Dear Mr. Turk:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cowen Group, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) be accelerated to May 4, 2011 at 5:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

[Remainder of Page Intentionally Left Blank]

Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (212) 845-7900 or David K. Boston or Laura L. Delanoy of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Very truly yours,

COWEN GROUP, INC.

/s/ Owen S. Littman

Owen S. Littman
General Counsel

cc:	Stephen H. Gray, LaBranche & Co Inc.
David K. Boston, Willkie Farr & Gallagher LLP
Laura L. Delanoy, Willkie Farr & Gallagher LLP
Michael Aiello, Weil, Gotshal & Manges LLP